Exhibit (h)(16)

December 21, 2022

DELIVERED BY ELECTRONIC MAIL

Re:	Amendment to Notices Section of the Investment Agreement

To Whom It May Concern:

Reference is made to the Investment Agreement by and among each Fidelity Trust, on behalf of itself and its respective Acquired Funds, as set forth in Schedule B thereto, and each Acquiring Trust on behalf of itself and its respective Acquiring Fund(s), as set forth in Schedule A thereto (as revised by letter agreement and/or amended from time to time, the “Agreement”). Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Agreement.

Pursuant to the terms of the Notices Section of the Agreement, you are hereby notified that notices to a Fidelity Trust or an Acquired Fund shall be made to the following:

If to a Fidelity Trust or an Acquired

Fund: Email: fofcoe@fmr.com

Accordingly, the current contacts for notices for a Fidelity Trust or an Acquired Fund in the Notices Section to the Agreement are hereby deleted in their entirety and replaced with the new contacts for notice as listed above. Except as expressly set forth above, the Agreement is and shall continue to be in full force and effect.

Please contact me with any questions at 617-563-7364.

Kind Regards,

/s/ Margery Carmody
Margery Carmody
Director, Business Management & Strategy Fund of Funds Center of Excellence